Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

APPROVAL OF QUALIFICATION AS SUPERVISOR BY THE CIRC

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 23 January 2018 in relation to the election of Mr. Song Ping as an Employee Representative Supervisor of the fifth session of the supervisory committee of the Company at the sixth extraordinary meeting of the second session of the employee representative meeting of the Company.

The Company has recently received the approval of qualification of Mr. Song Ping issued by the China Insurance Regulatory Commission (the “CIRC”). Pursuant to the approval, the qualification of Mr. Song Ping as an Employee Representative Supervisor of the Company has been approved by the CIRC. The term of office of Mr. Song Ping commenced on 15 March 2018. Please refer to the announcement of the Company dated 23 January 2018 for the biographical details of Mr. Song Ping.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 20 March 2018

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie